SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended July 31, 1997 or


/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to _______________

COMMISSION FILE NUMBER     1-7891

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                          Audited Financial Statements


                       Years ended July 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................5
Item 27(a)--Schedule of Assets Held for Investment Purposes................9
Item 27(b)--Schedule of Loans or Fixed Income Obligations in Default .....10
Item 27(d)--Schedule of Reportable Transactions...........................12

[ERNST & YOUNG LLP LETTERHEAD]


                         Report of Independent Auditors

Administrative Committee
Donaldson Company, Inc.
    Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of July 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes and schedule of loans or fixed income obligations in default as of July 31, 1997 and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.

                                                /s/ ERNST & YOUNG LLP


January 9, 1998

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                          JULY 31
                                                    1997              1996
                                            ------------------------------------

Employee contribution receivable                $     308,038    $     155,980

Investments at fair value:
   Mutual funds                                    64,166,818       47,138,916
   Donaldson stock                                 21,325,572       12,447,111
                                            ------------------------------------
Total investments                                  85,492,390       59,586,027

Participant loans                                   2,229,630        2,034,683
                                            ------------------------------------
Net assets available for benefits                 $88,030,058      $61,776,690
                                            ====================================


SEE ACCOMPANYING NOTES.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                 YEAR ENDED JULY 31, 1997
                                    ------------------------------------------------------------------------------------
                                                                 FIDELITY MANAGEMENT AND RESEARCH COMPANY
                                                   ------------------------------------------------------------------
                                                                                                              MANAGED
                                          FIXED                                    EQUITY                      INCOME
                                         INCOME        MAGELLAN       CONTRA       INCOME       OVERSEAS      PORTFOLIO
                                          FUND           FUND          FUND         FUND          FUND          FUND
                                    ------------------------------------------------------------------------------------
Additions:
   Contribution from employer        $          -    $   15,641    $    2,696   $     7,844   $    1,971    $    13,370
   Contribution from employees                  -     1,079,785       828,419     1,879,341      250,390      1,399,931
   Investment income                            -       221,058       273,605     1,558,377       77,620      1,134,709
   Loan repayments                              -        91,455        86,058       251,963       14,149        266,536
                                    ------------------------------------------------------------------------------------
                                                -     1,407,939     1,190,778     3,697,525      344,130      2,814,546
Deductions:
   Payments to participants                 1,483       124,850       166,351     1,104,536       54,629      1,532,033
   Loan withdrawals                        60,318       101,499        76,948       373,002       16,444        269,919
   Miscellaneous                                -             -             -             -            -              -
   Administration fees                          -         1,380           617         1,682           12          1,183
                                    ------------------------------------------------------------------------------------
                                           61,801       227,729       243,916     1,479,220       71,085      1,803,135

Interfund transfers (net)             (16,462,475)      (16,767)      460,329      (114,118)     155,441     16,348,467
Realized/unrealized appreciation
   (depreciation) of investments           35,797     1,949,029     1,342,244     7,472,142      289,781              -
                                    ------------------------------------------------------------------------------------
Net increase (decrease)               (16,488,479)    3,112,472     2,749,435     9,576,329      718,267     17,359,878

Net assets available for benefits:
   Beginning of year                   16,488,479     4,448,026     3,215,555    19,683,170    1,003,253      2,300,432
                                    ------------------------------------------------------------------------------------
   End of year                       $          -    $7,560,498    $5,964,990   $29,259,499   $1,721,520    $19,660,310
                                    ====================================================================================


                        [WIDE TABLE CONTINUED FROM ABOVE]

                                                                 YEAR ENDED JULY 31, 1997
                                    ---------------------------------------------------------
                                       DONALDSON
                                         STOCK       UNALLOCATED       LOAN
                                          FUND           FUND          FUND         TOTAL
                                    ---------------------------------------------------------
Additions:
   Contribution from employer         $    14,615     $      -     $        -        56,137
   Contribution from employees          1,682,990      152,059              -     7,272,915
   Investment income                       50,930            -              -     3,316,299
   Loan repayments                        216,483            -       (926,644)            -
                                    ---------------------------------------------------------
                                        1,965,018      152,059       (926,644)   10,645,351
Deductions:
   Payments to participants               670,112            -        138,296     3,792,290
   Loan withdrawals                       361,757            -     (1,259,887)            -
   Miscellaneous                                -            -              -             -
   Administration fees                      8,430            -              -        13,304
                                    ---------------------------------------------------------
                                        1,040,299            -     (1,121,591)    3,805,594

Interfund transfers (net)                (370,877)           -              -             -
Realized/unrealized appreciation
   (depreciation) of investments        8,324,618            -              -    19,413,611
                                    ---------------------------------------------------------
Net increase (decrease)                 8,878,460      152,059        194,947    26,253,368

Net assets available for benefits:
   Beginning of year                   12,447,112      155,980      2,034,683    61,776,690
                                    ---------------------------------------------------------
   End of year                        $21,325,572     $308,039     $2,229,630   $88,030,058
                                    =========================================================


                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                 YEAR ENDED JULY 31, 1996
                                    ------------------------------------------------------------------------------------
                                                                 FIDELITY MANAGEMENT AND RESEARCH COMPANY
                                                   ------------------------------------------------------------------
                                                                                                              MANAGED
                                          FIXED                                    EQUITY                      INCOME
                                         INCOME        MAGELLAN       CONTRA       INCOME       OVERSEAS      PORTFOLIO
                                          FUND           FUND          FUND         FUND          FUND          FUND
                                    ------------------------------------------------------------------------------------
Additions:
   Contribution from employer        $         -    $    7,671    $    1,249    $     7,971     $      607    $   12,479
   Contribution from employees                 -       994,969       496,615      1,672,999        214,958     1,481,450
   Investment income                           -       908,412       286,793      1,224,828         16,568       116,063
   Loan repayments                             -        84,328        31,087        215,291         18,645       218,778
                                    ------------------------------------------------------------------------------------
                                               -     1,995,380       815,744      3,121,089        250,778     1,828,770
Deductions:
   Payments to participants              664,093        89,894        74,287        302,619          9,007        52,131
   Loan withdrawals                      214,974       113,458        40,165        377,524         17,376        90,752
   Miscellaneous                               -             -             -              -              -             -
   Administration fees                     1,523           851            81            586              -           188
                                    ------------------------------------------------------------------------------------
                                         880,590       204,203       114,533        680,729         26,383       143,071

Interfund transfers (net)             (4,554,873)    3,584,175     2,655,903       (906,126)       734,461       614,733
Realized/unrealized appreciation
   (depreciation) of investments       1,023,306      (927,326)     (141,559)     1,377,051         44,397             -
                                    ------------------------------------------------------------------------------------
Net increase (decrease)               (4,412,157)    4,448,026     3,215,555      2,911,285      1,003,253     2,300,432

Net assets available for benefits:
   Beginning of year                  20,900,636             -             -     16,771,885              -             -
                                    ------------------------------------------------------------------------------------
   End of year                       $16,488,479    $4,448,026    $3,215,555    $19,683,170     $1,003,253    $2,300,432
                                    ====================================================================================

                        [WIDE TABLE CONTINUED FROM ABOVE]

                                                                 YEAR ENDED JULY 31, 1996
                                    --------------------------------------------------------------------
                                        DONALDSON
                                          STOCK       CASH FLOW   UNALLOCATED      LOAN
                                           FUND          FUND         FUND         FUND         TOTAL
                                      ------------------------------------------------------------------
Additions:
   Contribution from employer         $    19,708     $       -    $      -    $        -    $    49,685
   Contribution from employees          1,611,495             -     155,980             -      6,628,466
   Investment income                       35,820             -           -             -      2,588,484
   Loan repayments                        202,213             -           -      (770,342)             -
                                      ------------------------------------------------------------------
                                        1,869,236             -     155,980      (770,342)     9,266,635
Deductions:
   Payments to participants               296,204        65,837           -        52,481      1,606,553
   Loan withdrawals                       342,208             -           -    (1,196,457)             -
   Miscellaneous                                -             -           -         2,534          2,534
   Administration fees                      6,351             -           -             -          9,580
                                      ------------------------------------------------------------------
                                          644,763        65,837           -    (1,141,442)     1,618,667

Interfund transfers (net)                (868,480)   (2,923,376)          -     1,663,583              -
Realized/unrealized appreciation
   (depreciation) of investments         (926,822)            -           -             -        449,047
                                      ------------------------------------------------------------------
Net increase (decrease)                  (570,829)   (2,989,213)    155,980     2,034,683      8,097,015

Net assets available for benefits:
   Beginning of year                   13,017,941     2,989,213           -             -     53,679,675
                                      ------------------------------------------------------------------
   End of year                        $12,447,112    $        -    $155,980    $2,034,683    $61,776,690
                                      ==================================================================


                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                          Notes to Financial Statements

                                  July 31, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of investments.

The net gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees, Donaldson Company, Inc. (the Plan's sponsor) pays all Plan related expenses including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1996 statements to conform with the 1997 presentation.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan sponsored by Donaldson Company, Inc. The Plan allows employee contributions to the Plan through payroll deductions of 1% to 10% of their salary. Employees are 100% vested in their accounts at all times.

The Plan sponsor can elect to make employer contributions. The employees of the Rensselaer plant receive an employer contribution that is a percentage of the ratio of the participant income. The percentage is tied to the performance of the Rensselaer plant. Participants are 100% vested at the time of the contribution.

Amounts contributed to the Plan are invested in one of six investment options. Participants may choose between the following investment alternatives:

    * FIDELITY EQUITY INCOME FUND: Monies are invested in a diversified portfolio of common stocks which have above average dividend yields and potential for capital appreciation.

    * FIDELITY MANAGED INCOME PORTFOLIO FUND: Monies are invested in a portfolio of investments consisting primarily of investment contracts issued by high quality financial institutions. The fund's objective is to earn a competitive level of income with preservation of capital. The portfolio carries a low-to-moderate level of investment risk in return for low-to-moderate earnings potential.

    * FIDELITY CONTRAFUND: Monies are invested in foreign and domestic common stocks of companies that the fund's manager believes are undervalued or show potential for growth. This investment option carries a high level of investment risk in return for high earnings potential.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

    * FIDELITY MAGELLAN FUND: Monies are invested in a wide variety of common and preferred stock from domestic, foreign and multi-national companies of all sizes that offer potential for growth. An investment in this fund carries a high level of investment risk in return for high earnings potential.

    * FIDELITY OVERSEAS FUND: Monies are invested mostly in securities such as stocks and bonds from at least three developed countries outside North America. The value of this fund can be affected by the performance of foreign markets, the changing value of the American dollar and foreign political events. An investment in this fund carries a high level of investment risk in return for high earnings potential.

    * DONALDSON COMMON STOCK FUND: Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

The changes in net assets of the Plan are allocated to the individual participants' accounts quarterly as provided for in the Plan Agreement.

The Company has the right under the Plan agreement to terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

3. INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                    1997                           1996
                                        ----------------------------- -------------------------
                                           UNITS OR       CURRENT      UNITS OR       CURRENT
                                            SHARES         VALUE        SHARES         VALUE
                                        ----------------------------- -------------------------
Common Stock of Donaldson Company,
 Inc. (sponsor)                           1,375,843    $21,325,572     1,335,527    $12,447,112
Fixed Income Fund                                 -              -    15,588,405     16,488,479
Fidelity Magellan Fund                       76,609      7,560,498        62,367      4,448,026
Fidelity Contrafund                         119,252      5,964,990        85,725      3,215,555
Fidelity Equity Income Fund                 554,788     29,259,499       505,994     19,683,170
Fidelity Managed Income Portfolio Fund   19,660,310     19,660,310             -              -


                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)


4. LOANS TO PARTICIPANTS

Under the Plan agreement, participants may borrow up to 50% of their account balance or $50,000, whichever is less. At July 31, 1997 and 1996, $2,229,630 and $2,034,683, respectively, of loans were outstanding at interest rates varying from 7% to 11.5%.

5. INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated October 20, 1995 stating that the Plan, as amended, is qualified under Section 401(a) and is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in these financial statements. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan received $175,981 and $146,561 in Common Stock dividends from Donaldson Company, Inc. for the years ended July 31, 1997 and 1996, respectively.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                 EIN: 41-0222640
                                   Plan #: 007

                                  July 31, 1997


       IDENTITY OF ISSUE,                                                                          CURRENT
   BORROWER OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT                COST           VALUE
-------------------------------------------------------------------------------------------------------------
*Donaldson Company, Inc.                    1,375,843 shares of Common Stock     $  9,460,728     $21,325,572

*Fidelity Magellan Fund                     76,609 units of participation           6,472,295       7,560,498

*Fidelity Contrafund                        119,252 units of participation          4,838,934       5,964,990

*Fidelity Equity Income Fund                554,788 units of participation         18,394,837      29,259,499

*Fidelity Overseas Fund                     46,540 units of participation           1,399,177       1,721,520

*Fidelity Managed Income Portfolio Fund     19,660,310 units of participation      19,660,310      19,660,310

  Participant loans                         Interest rates from 7% to 11.5%                 0       2,229,630
                                                                                -----------------------------

  TOTAL ASSETS HELD FOR INVESTMENT                                                $60,226,281     $87,722,020
                                                                                =============================


* Indicates party-in-interest.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

      Item 27(b)--Schedule of Loans or Fixed Income Obligations in Default

                                 EIN: 41-0222640
                                   Plan #: 007

                                  July 31, 1997


                                          AMOUNT                      DETAILED DESCRIPTION OF LOAN
                          ORIGINAL    RECEIVED DURING    UNPAID          INCLUDING DATES OF MAKING
                          AMOUNT OF      REPORTING     BALANCE AT    AND MATURITY, INTEREST RATE, THE        AMOUNT      OVERDUE
 IDENTITY OF OBLIGOR         LOAN          YEAR        END OF YEAR   TYPE AND VALUE OF COLLATERAL, ETC.     PRINCIPAL   INTEREST
--------------------------------------------------------------------------------------------------------------------------------
Benny Bartley              $  6,000    $   751.96       $1,393.53    Date of loan 10/31/93, last payment    $1,393.53    $   -
                                                                      due 10/98, 7.0% interest,
William Biebesheimer          2,000        342.72          921.98    Date of loan 5/1/95, last payment due     921.98        -
                                                                      5/00, 10.0% interest
Joyce Callahan               10,000      1,324.68        2,195.92    Date of loan 1/31/93, last payment due  2,195.92        -
                                                                      1/98, 7.0% interest
Karen Cherney                 1,890         20.48        1,890.00    Date of loan 2/18/97, last payment due  1,890.00        -
                                                                      2/02, 9.25% interest
John Crossfield              12,000      1,175.31        1,119.62    Date of loan 11/18/96, last payment     1,119.62        -
                                                                      due 11/01, 9.75% interest
Jean Gentilini               27,000      4,038.40        7,031.50    Date of loan 4/30/93, last payment due  7,031.50        -
                                                                      4/98, 7.0% interest
Myrtle Griffin                6,800        948.48        5,131.56    Date of loan 11/13/95, last payment     5,131.56        -
                                                                      due 11/00, 9.75% interest
Michelle Jordan               1,396        631.47        1,223.49    Date of loan 12/20/96, last payment     1,223.49        -
                                                                      due 12/01, 9.75% interest


                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

Item 27(b)--Schedule of Loans or Fixed Income Obligations in Default (continued)

                                 EIN: 41-0222640
                                   Plan #: 007


                                         AMOUNT                       DETAILED DESCRIPTION OF LOAN
                        ORIGINAL     RECEIVED DURING      UNPAID        INCLUDING DATES OF MAKING
                        AMOUNT OF    REPORTING YEAR     BALANCE AT    AND MATURITY, INTEREST RATE, THE       AMOUNT      OVERDUE
IDENTITY OF OBLIGOR       LOAN                          END OF YEAR   TYPE AND VALUE OF COLLATERAL, ETC.    PRINCIPAL   INTEREST
--------------------------------------------------------------------------------------------------------------------------------
Gerald Lindner           $10,000      $        -         $7,927.96   Date of loan 5/1/95, last payment due  $7,927.96     $   -
                                                                      5/00, 10.0% interest
Kim Mitchell                 800         165.50             485.44   Date of loan 8/1/91 last payment due      485.44         -
                                                                      8/01, 9.5% interest
James Sadler                 800         355.74             470.82   Date of loan 8/22/96, last payment due    470.82         -
                                                                      8/01, 9.75% interest


                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                 Item 27(d)--Schedule of Reportable Transactions

                                 EIN: 41-0222640
                                   Plan #: 007

                            Year ended July 31, 1997


   IDENTITY OF PARTY INVOLVED                          DESCRIPTION OF ASSET
---------------------------------------------------------------------------------------

CATEGORY (iii)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF BEGINNING PLAN ASSETS
Donaldson Company, Inc. Common Stock            Purchased 340,995 shares of common stock
                                                   in 228 transactions
                                                Sold 300,678 shares of common stock in
                                                   171 transactions

Fixed Income Fund                               Sold 15,288,405 participating units in
                                                   10 transactions

Fidelity Contrafund                             Purchased 63,387 participating units in
                                                   186 transactions
                                                Sold 29,860 participating units in
                                                   129 transactions

Fidelity Equity Income Fund                     Purchased 118,435 participating units in
                                                   234 transactions
                                                Sold 69,642 participating units in
                                                   184 transactions

Fidelity Managed Income Portfolio Fund          Purchased 22,724,012 participating units in
                                                   199 transactions
                                                Sold 5,364,134 participating units in
                                                   134 transactions


There were no category (i), (ii) or (iv) reportable transactions in fiscal 1997.

                                              CURRENT VALUE
                                               OF ASSET ON
  PURCHASE        SELLING        COST OF        TRANSACTION       NET
   PRICE           PRICE          ASSET            DATE           GAIN
-------------------------------------------------------------------------

 $ 4,298,734                    $4,298,734      $4,298,734

                $  3,744,894     2,805,410       3,744,894      $939,484


                  16,524,321    15,592,873      16,524,321       931,448


   2,700,334                     2,700,334       2,700,334

                   1,293,143     1,214,661       1,293,143        78,482


   5,188,114                     5,188,114       5,188,114

                   3,083,927     2,420,522       3,083,927       663,405


  22,724,012                    22,724,012      22,724,012

                   5,364,134     5,364,134       5,364,134             -

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         DONALDSON COMPANY, INC. EMPLOYEES'
                                         RETIREMENT SAVINGS PLAN
                                                   (Name of Plan)

Date   1-27-98                       By: /s/ Norman C. Linnell
     ------------------------            ----------------------------------
                                            Norman C. Linnell
                                            Secretary

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K




23       -        Consent of Independent Auditors